J Sainsbury plc

02 JUN 12 AM 11:14

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

02034850

Ext: 020 7695 6378
Fax: 020 7695 6378
Our Ref: prelim
Date: 29 May 002

SUPPL

Dear Sir

Preliminary Announcement 2001/2002

Please find enclosed a copy of the announcement made to the London Stock Exchange on 29 May 2002 in respect of the Company's Preliminary Results.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

G:\REGSHARE\Compliance\Close\Securities.exchange.prelim.29.may.doc

Registered office as above
Registered number 185647 England

J Sainsbury plc, the UK and US food retailer - Preliminary Results
For the 52 weeks to 30 March 2002

Sir Peter Davis, group chief executive said:

"We have now completed the first full year of our recovery programme and I'm pleased to report strong progress on delivering our promises. We are reporting 14 per cent underlying profit growth for the Group after two years of decline and 10 per cent underlying profit growth for our supermarkets in the UK after three years of decline. We have exceeded targets for our cost reduction programme by £10 million in 2001/02 and have now raised our savings target by a further £100 million to £700 million by March 2004. In the UK supermarket business we have achieved a step change in our sales performance with like-for-like sales growth of 6.3 per cent excluding petrol (Easter contributing 0.3 per cent), our best performance in over a decade. This positive progress to date along with our current plans gives us confidence in achieving results in line with expectations in the current year."

Highlights

- Group sales -continuing operations up 7.4% to £18.2bn.
- Underlying profit before tax up 14.2% to £627m.*
- Profit before tax up 30.7% to £571m.
- Proposed final dividend up 5% to 10.82 pence.
- Underlying earnings per share up 14.4% to 21.5 pence.*

Sainsbury's Supermarkets

- Sales up 7% to £14.9bn.
- LFL sales growth was 6.3% excluding petrol (Easter contributing 0.3%) – a step change in sales performance.
- Customer visits up 7%.
- Cost savings of £160m delivered in year, cumulative savings of £250m.
- Underlying operating profit up 9.5% to £515m.*
- 117 store reinvigorations completed in year; encouraging sales uplifts.
- IT and supply chain programmes progressing well.

Sainsbury's Bank

- Operating profit up 66.4% to £22m.

Shaw's

- Continuation of strong performance.
- Sales up 11.6% to £3.1bn.
- LFL sales growth was 3.9% (Easter contributing 0.4%).
- Operating profit up 18.9% to £137m.

(*before exceptional items and amortisation of goodwill)

Sir George Bull, chairman said:

"The business is in better shape than it has been for some years. We are strengthening the performance culture throughout Sainsbury's and we are becoming more confident of growing the business for the longer term. As a result, we are restoring dividend growth by recommending a final dividend of 10.82 pence, an increase of 5 per cent, to be paid on 26 July 2002, making a total for the year of 14.84 pence."

Sainsbury's Supermarkets

In the UK we have driven a step change in our sales performance resulting in five consecutive quarters of strong like-for-like sales growth. It is over a decade since the company experienced this level of growth and this momentum is giving us confidence that our recovery is sustainable.

Quality food

Quality food is a priority for our customers and a key component of the Sainsbury's brand. We have invested in our food ranges and, during the year, have improved or developed over 3,200 products. Our own label sub-brands are again amongst the best in the UK.

We are working to develop a stronger complementary non-food offer through Adam's childrens clothes, Jeff & Co and a trial of a home enhancements range. We are working on developing our own health and beauty offer through up-grading our in-house capability. We have also been trialling Boots health & beauty and pharmacy shops in six of our out of town stores and are now extending these by a further three stores. We will evaluate the performance of this trial by the end of this year.

Pricing

We rigorously monitor 10,000 lines weekly to ensure that we remain competitive. We have reinvested some of our cost savings in price adjustments, and throughout this year we have maintained our position relative to competitors. Alongside this we continue to run a highly attractive, sustainable promotional programme.

Service

Delivering Great Service is a key objective of our business transformation programme and during the year we made great strides in retraining our colleagues to serve our customers better. Our Mystery Shopper measure is now embedded in the company; this and our customer satisfaction index demonstrate the progress we are making.

Cost efficiencies

We have achieved cost savings of £160 million in the year delivering a total of £250 million since we began the programme and £10 million more than the initial target we set ourselves. These savings come from buying efficiencies (£80 million) and other operating efficiencies, including productivity improvements in store and central departments (£80 million). We anticipate achieving further cost efficiencies of £200 million in 2002/03. In light of progress to date we have increased our cost savings target by a further £100 million to £700 million by March 2004. These savings will be reinvested in enhancing the customer offer, building sales and in improving our operating margins.

Modernising our IT systems

We are replacing our legacy systems with 'best in class' IT solutions to help us gain competitive advantage. The Accenture relationship continues to go well and systems, which have already been implemented, are delivering substantial business benefits, such as the customer data warehouse, which is crucial to our format development strategy. Our original plan was to complete all core re-platforming first and then undertake discretionary projects to meet emerging business needs. During the year we re-prioritised our programme in light of new opportunities and have updated the original sequence of work. Our stated IT re-platforming project retains its scope and is on target.

Rebuilding the supply chain

We embarked on a major programme to modernise our supply chain by developing a network of new, highly automated depots around the country. We have made good progress and three depots, Emerald Park, Haydock and Langlands Park, are already operating.

Our first fully automated fulfilment centre at Hams Hall, Birmingham, will open later this year. Three additional fulfilment centres are under construction at Stoke, Hoddesdon and Waltham Point; these will be operational by the end of 2003. Two further sites are secured subject to planning consent and we are currently negotiating on one further site.

We anticipate double running costs of £6 million will be incurred in the 2002/03 financial year as we transition between old and new warehouses. The new depots will serve the majority of our stores within the period of the plan. We are confident that the new supply chain structure will deliver significant cost efficiencies and improved product availability in-store.

Reinvigorating our stores

We committed to upgrading our estate through the reinvigoration of our stores. During the year we reinvigorated 117 stores including 27 extensions and 90 refurbishments. We have added 467,000 sq ft of selling space in reinvigorated stores, 77 salad bars, 61 hot food counters, 32 meat counters, 28 fish counters and 16 pharmacies.

We have also stepped up our new store opening programme, having opened 10 supermarkets and 15 locals during the year, adding a further 422,000 sq ft of new space.

Through our customer data warehouse we analyse data from our Reward Card to help us understand our customer needs and shopping missions better. Our programme of reinvigorating stores has evolved as we develop formats and trial them.

We now have four trial Mixed Mission stores and early results are encouraging. In March we opened our first Main Plus average superstore (with 16,000 new lines and 20 per cent of floor space focused on non-foods) and customer feedback has been positive. We are developing a new Broad Appeal format under the Sainsbury's Savacentre brand, which will offer an attractive range of foods and non-foods at good value prices. The first store opens in Northfields, Birmingham on 30 May and the format, if successful, will considerably extend our trading reach.

Sainsbury's to You

We are second in the UK online grocery market with current annualised sales of around £110 million and around 71 per cent coverage of UK households, with 27,000 orders per week. Our current market share in London is 36 per cent. Improved volumes and better integration of our home delivery service into stores has reduced new customer acquisition costs by 60 per cent and fulfilment costs by 30 per cent in the second half as compared to the first half of the year. During the year we launched the service into 20 stores bringing the total nationwide to 53 stores, including three refurbished stores in Manchester, through which we expect to replace the service provided by the Gorton picking centre. We expect this business to be profitable in the second half of 2003/04.

Sainsbury's Bank

Operating profit grew by 66 per cent to £22 million including a one-off credit of £3 million relating to VAT. We have aligned our Bank business more closely with our supermarket customers. We have introduced permanent point of sale materials into 127 stores and this has helped deliver sales increases of 70 per cent per store. We have also driven down acquisition costs to below 1/3 of industry averages, through making better use of existing store, colleague and communication channels. We are building on the offer; insurance sales are up threefold and personal loans are up 100 per cent. We have a stronger partner in HBoS (since the merger of the Bank of Scotland with the Halifax), a new management team, an increased capability and appetite for growth. We are currently considering some interesting choices about the rate at which we should grow this business in the future.

Property and JS Developments

We undertook to unlock value from our property portfolio and we are continuing to realise opportunities as they arise. Our priority is retail enhancement opportunities on existing sites, which improve our retail offer. Currently we have 22 projects in development.

Planning consent was granted in September 2001 for the redevelopment of Stamford House and Drury House, our former head office sites in Stamford Street, for 375,000 sq ft of offices and a 10,000 sq ft Central store. We are working on plans for the redevelopment of further sites, Rennie House and Wakefield House.

Shaw's Supermarkets

We are the 12th largest food retailer in the US, and a strong regional player, with 185 stores. We are number two in revenue terms in the six states that make up the New England market.

Shaw's has produced another good performance. In the year, 50 of our 185 stores were improved. We opened 5 new or replacement stores and completed 2 extensions and 15 re-furbishments. We have integrated 17 stores purchased from Grand Union and re-badged a further 11 Star Market stores to increase our presence in Vermont and Connecticut and to consolidate Shaw's position in the New England market. We reviewed the supply chain process and have rationalised and streamlined our distribution system.

Shaw's has a successful track record and is a profitable growth opportunity for the Group. We continue to look for suitable acquisition opportunities both in, and adjacent to, New England. Our US and UK businesses are working well together on developing and sharing benefits and synergies. We have stimulated the two-way flow of knowledge and ideas between Shaw's and Sainsbury's, a good example being the use, in the UK, of some fresh produce merchandising ideas from the US.

Looking forward

We have experienced continuing growth since the beginning of this financial year albeit at a slower rate against tougher comparatives. We will provide a full trading update on the first quarter at the AGM on 24th July. We remain confident of delivering results in line with market expectations for the current year.

Profit and dividend growth have been restored. To deliver a successful business longer term we are looking for profit growth through a balance of strong sales growth, reducing our cost base further and continuing margin improvements.

The development of our formats presents a bigger sales growth opportunity than we originally anticipated. We are committed to achieving industry leading margins, but it is too early to be precise about when. The market is dynamic and competition very active. We have choices about the rate of sales growth against margin targets. However we are committed to delivering strong double digit underlying profit growth each year of our business transformation programme.

FINANCIAL SUMMARY

The results for the year reflect good progress across the Group.

Total Group sales reached £18,206 million (2001 : £18,441 million), with sales from our continuing operations increasing by 7.4 per cent to £18,198 million (2001 : £16,940 million). Total operating profit from continuing operations at £679 million (2001 : £615 million), was 10.4 per cent up on the previous year with all operations, except JS Developments, making a strong contribution to growth. Total operating profit includes an investment in Sainsbury's to You, our home delivery service which amounted to £50 million, an increase of £10 million over the previous year.

Net interest payable of £49 million was £27 million lower than the previous year, benefiting from the Homebase disposal proceeds and lower interest rates.

The Group's underlying profit before tax has increased to £627 million (2001 : £549 million), an increase of 14.2 per cent, reversing the profit declines in recent years. Profit before tax after exceptional items and amortisation of goodwill was £571 million (2001 : £437 million), an increase of 30.7 per cent.

Results from continuing operations

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales[1] 2002		Operating profit[2] 2002	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	**14,860**	**7**	**515**	**10**
Sainsbury's Bank	**165**	**7**	**22**	**66**
JS Developments	**112**	**(25)**	**15**	**(40)**
Shaw's Supermarkets (US)	**3,061**	**12**	**137**	**19**
Profit Sharing			**(10)**	**(30)**
Total	**18,198**	**7**	**679**	**10**

[1] Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
[2] Profit before exceptional operating costs and amortisation of goodwill.

Sainsbury's Supermarkets' sales increased by 7.0 per cent to £14,860 million (2001 : £13,894 million), and underlying operating profit was up by 9.5 per cent to £515 million (2001 : £470 million). Like-for-like sales were up 6.3 per cent excluding petrol (Easter contributing 0.3 per cent) for the year. This represents a step change in sales performance. We have now had five quarters of strong like-for-like growth and outperformed the industry average for total and like-for-like sales growth in the year.

Underlying operating profits of £515 million included the investment in Sainsbury's to You, our home delivery service. This investment increased from £40 million last year to £50 million in the current year. Results improved in the second half due to increased sales, lower customer acquisition costs and improved operating efficiencies. We are confident that Sainsbury's to You results will improve significantly in the new financial year as sales grow and operating efficiencies continue to improve.

Excluding Sainsbury's to You, operating profit increased by 10.8 per cent to £565 million (2001 : £510 million) and operating margins (VAT inclusive) for the year increased from 3.7 per cent to 3.8 per cent (VAT exclusive 4.0 per cent to 4.1 per cent). We are confident that operating margins will continue to improve in the future.

Results from continuing operations (continued)

Shaw's Supermarkets had another excellent year with like-for-like sales up 3.9 per cent (Easter contributing 0.4 per cent). Underlying operating profit was up 18.9 per cent to £137 million (2001 : £115 million) reflecting the full year impact of the successful acquisition of 19 Grand Union stores in 2001, of which 17 have now been smoothly integrated and re-badged as Shaw's. Operating margins continued to improve from 4.2 per cent to 4.5 per cent.

Sainsbury's Bank, 55 per cent owned by the Group and 45 per cent owned by HBOS, achieved strong profit growth of 66.4 per cent to £22 million (2001 : £13 million). Adjusting for VAT credits in both years, underlying profit increased by 95 per cent.

JS Developments is the Group's project based property development company where, depending on activity, profits can fluctuate from year to year. Fewer projects were completed in the year and three substantial projects, were carried forward into 2003. As a result, operating profit at £15 million was down on the previous year (2001 : £25 million).

Discontinued operations

Losses from discontinued businesses were £2 million (2001 : profits of £13 million). The withdrawal from Egypt benefited operating profit by £33 million with losses reducing from £35 million last year to £2 million this year. The disposal of Homebase was slightly earnings positive during the year, last year's profit contribution of £48 million being offset by the interest benefit on the disposal proceeds.

Exceptional items

	2002 £m	2001[1] £m
Exceptional operating costs		
UK business transformation programme[2]	(30)	(68)
Shaw's Supermarkets	(8)	(10)
Homebase	-	(1)
Non operating exceptional items	(38)	(79)
Profit on sale of Homebase	-	24
(Loss)/profit on sale of properties - Homebase	-	43
- Other	(4)	27
	(4)	70
Impairment of Egyptian business	-	(111)
	(4)	(17)
Total exceptional items	(42)	(96)

1 Restated for FRS 19.

2 Including the closure of the Taste joint venture amounting to £5 million.

In October 2000, we announced a major transformation programme in Sainsbury's Supermarkets including upgrading our IT systems, supply chain and store portfolio. Due to the scale, scope and pace of this programme it was estimated that exceptional operating costs of between £35 million and £50 million per annum would be incurred for at least 3 years. These costs primarily relate to the closure of depots and stores and reorganisation costs associated with this programme. In the year, total exceptional operating costs were £38 million, a £41 million reduction over the previous year. These costs included transformation programme costs of £25 million, the cost of the closure of the Taste joint venture amounting to £5 million, and costs of £8 million at Shaw's relating to the closure of the East Bridgewater depot.

Surplus properties were sold in the year generating cash proceeds of £54 million and a property loss of £4 million. No further adjustments were made this year end to the Homebase profit on disposal nor to the Egyptian impairment provision reported in last year's accounts.

A full withdrawal from the Egyptian business was completed during the year within the costs provided.

Substantial progress has been made in completing outstanding matters associated with the Homebase disposal. It is now estimated that total gross proceeds of around £1 billion will be generated and a further profit on disposal will be realised when the Group's 17.8 per cent retained equity investment in Homebase is sold, and when all outstanding property matters are resolved.

Taxation

The Group's underlying tax charge at £210 million (2001 restated : £187 million), gives an effective underlying rate of 33.5 per cent (2001 restated : 34.1 per cent) before exceptional items and amortisation of goodwill. The underlying rate exceeds the nominal rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

FRS 19 on deferred tax was adopted this year, which has increased the underlying rate for the year by 2 per cent and reduced opening shareholders' funds by £160 million.

FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to FRS 19, the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable.

Earnings per share and dividends

Underlying earnings per share before exceptional items and amortisation of goodwill increased by 14.4 per cent to 21.5 pence (2001 restated : 18.8 pence). Basic earnings per share increased by 31.7 per cent to 19.1 pence (2001 restated : 14.5 pence).

A final dividend of 10.82 pence per share is proposed, which represents an increase of 5 per cent over last year. The total proposed dividend for the year is 14.84 pence which represents an increase of 3.6 per cent on last year and dividend cover of 1.3 times. The decision to propose an increase in the final dividend reflects the Directors' confidence in the Group's future growth prospects. This increase is at a lower rate than the increase in earnings, recognising the need to restore dividend cover.

Cash flow

The Group's net debt has increased by £297 million during the year to £1,156 million. Operating cash inflow remained strong at £1,067 million, up 16 per cent on last year.

Group capital expenditure for the year was £1,156 million (2001: £956 million). Sainsbury's Supermarkets capital expenditure was £1,023 million including £221 million on new stores, £530 million on existing stores , £171 million on the supply chain and £101 million on other capital expenditure. Shaw's capital expenditure was £133 million. Group capital expenditure is forecast to be £1.1 billion for 2003.

Cash flow

Summary cash flow

	2002 £m	2001 £m
Operating cash inflows	**1,067**	922
Net interest	**(69)**	(95)
Taxation	**(171)**	(168)
Dividends	**(275)**	(274)
Payments for fixed assets	**(1,073)**	(960)
Purchase of own shares	**–**	(18)
Sale of fixed assets	**218**	453
Cash outflow before sale and purchase of businesses	**(303)**	(140)
Sale of business	**3**	636
Investment in joint ventures	**(6)**	(45)
Other	**–**	9
Net cash (outflow)/inflow before financing	**(306)**	460
Issue of ordinary share capital	**17**	24
Non cash movements	**(8)**	(79)
(Increase)/decrease in net debt	**(297)**	405
Net debt	**1,156**	859

Sale of fixed assets benefited from Homebase freehold properties disposal proceeds amounting to £196 million, less indemnity payments provided for at the time of the Homebase sale. Surplus property disposals generated £54 million in the year.

Since the year end £78 million has been received being the partial repayment of vendor loan notes in Homebase.

Balance sheet

Shareholders' funds increased by £97 million to £4,848 million and net debt has increased by £297 million to £1;156 million in the year, increasing Group gearing to 24 per cent (2001 restated : 18 per cent). The adjustment for the change in accounting policy for deferred tax reduced opening reserves by £160 million and increased gearing by 1 per cent.

FRS 17- Retirement benefits

FRS 17 will be fully adopted by the Group over the next two years. This accounting standard gives rise to a notional surplus or deficit on defined benefit pension schemes based on certain required parameters, some of which are tied specifically to the last day of the financial year and could, therefore, be subject to large year on year fluctuations.

At 30 March 2002, the notional deficit, using these prescribed parameters, on the Group's defined benefit pension schemes was £257 million (a gross deficit of £368 million offset by a notional deferred tax asset of £111 million). The new standard does not allow the amortisation of any pension surpluses through the profit and loss account. This credit amounted to £19 million in 2002.

The Group will not account for the profit and loss effect until 2004 as required by FRS 17. If the Group were to do this today, the additional profit before tax charge is estimated to be less than £15 million.

Whatever notional numbers are reported under FRS 17, the Board firmly believes that funding decisions for the Group's schemes should be based on actuarial valuations, undertaken every three years. The Board is committed to balancing the financial security of employees with the needs of the Group's shareholders.

Shareholder return

The share price increased from 385.0 pence at the start of the financial year to 399.5 pence at 30 March 2002 with a range of 326.75 pence to 447.75 pence. The Company's equity market capitalisation at 30 March 2002 was £7.7 billion.

Total shareholder return was 10 per cent (the increase in the value of a share, including reinvested dividend, based on the average share price for the three months ended 30 March 2002 compared with the equivalent period in 2001) with J Sainsbury plc ranked seventh in its peer group of 13 European retailers.

Group profit and loss account
for the 52 weeks to 30 March 2002

	Note	2002 £m	Restated 2001[A] £m	% Increase
Turnover including VAT and sales tax[B]		**18,206**	18,441	
VAT and sales tax		**(1,044)**	(1,197)	
Continuing operations		**17,154**	15,954	7.5
Discontinued operations		**8**	1,290	
Turnover excluding VAT and sales tax	3	**17,162**	17,244	
Cost of sales (including exceptional costs)	3	**(15,905)**	(16,082)	
Gross profit		**1,257**	1,162	
Group administrative expenses (including exceptional costs)	3	**(632)**	(629)	
Continuing operations – operating profit before exceptional costs and amortisation of goodwill		**679**	615	10.4
Exceptional operating costs		**(38)**	(78)	
Amortisation of goodwill		**(14)**	(12)	
Continuing operations – operating profit		**627**	525	
Discontinued operations – operating (loss)/profit		**(2)**	8	
Operating profit	3	**625**	533	
Share of loss in joint ventures		**(1)**	(3)	
(Loss)/profit on sale of properties	4	**(4)**	70	
Disposal of operations - discontinued		**–**	(87)	
Profit on ordinary activities before interest		**620**	513	
Net interest payable	5	**(49)**	(76)	
Underlying profit on ordinary activities before tax[C]		**627**	549	14.2
Exceptional items		**(42)**	(96)	
Amortisation of goodwill		**(14)**	(16)	
Profit on ordinary activities before tax		**571**	437	30.7
Taxation	6	**(200)**	(157)	
Profit on ordinary activities after tax		**371**	280	
Equity minority interest		**(7)**	(4)	
Profit for the financial year		**364**	276	31.9
Equity dividends	7	**(285)**	(274)	
Retained profit for the financial year		**79**	2	
Basic earnings per share	8	**19.1p**	14.5p	
Underlying earnings per share[C]	8	**21.5p**	18.8p	14.4
Diluted earnings per share	8	**18.9p**	14.4p	
Underlying diluted earnings per share[C]	8	**21.3p**	18.7p	

[A] Restated for change in accounting policy for deferred tax (see notes 1 and 6).
[B] Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
[C] Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses
for the 52 weeks to 30 March 2002

	2002 £m	2001* £m
Profit for the financial year	**364**	276
Currency translation differences on foreign currency net investments	**1**	10
Total recognised gains relating to the financial year	**365**	286
Change in accounting policy for deferred tax	**(160)**	
Total recognised gains since last annual report	**205**	

There is no material difference between the above profit for the financial year and the historical cost equivalent.

* Restated for change in accounting policy for deferred tax (see notes 1 and 6).

Reconciliation of movements in equity shareholders' funds

for the 52 weeks to 30 March 2002

	2002 £m	2001* £m
Profit for the financial year	**364**	276
Equity dividends	**(285)**	(274)
	79	2
Currency translation differences	**1**	10
Goodwill on disposal of subsidiaries charged to profit for the year	**–**	149
Proceeds from ordinary shares issued for cash	**21**	24
Amounts deducted in respect of shares issued to the QUEST	**(4)**	(2)
Net movement in equity shareholders' funds	**97**	183
Opening equity shareholders' funds as restated*	**4,751**	4,568
Closing equity shareholders' funds	**4,848**	4,751

* Restated for change in accounting policy for deferred tax (see notes 1 and 6). Shareholders' funds as published were £4,911 million at 31 March 2001 before deducting prior year adjustment of £160 million (£4,742 million at 1st April 2000 before deducting prior year adjustment of £174 million).

Balance sheets
at 30 March 2002 and 31 March 2001

	2002 £m	2001* £m
Fixed assets		
Intangible assets	**263**	278
Tangible assets	**6,906**	6,215
Investments	**174**	164
	7,343	6,657
Current assets		
Stocks	**751**	763
Debtors	**398**	546
Sainsbury's Bank	**2,193**	1,914
Investments	**16**	12
Cash at bank and in hand	**370**	475
	3,728	3,710
Creditors: amounts falling due within one year		
Sainsbury's Bank	**(2,060)**	(1,796)
Other	**(2,648)**	(2,529)
	(4,708)	(4,325)
Net current liabilities	**(980)**	(615)
Total assets less current liabilities	**6,363**	6,042
Creditors: amounts falling due after more than one year	**(1,223)**	(1,000)
Provisions for liabilities and charges	**(231)**	(238)
Total net assets	**4,909**	4,804
Capital and reserves		
Called up share capital	**484**	483
Share premium account	**1,421**	1,401
Revaluation reserve	**39**	39
Profit and loss account	**2,904**	2,828
Equity shareholders' funds	**4,848**	4,751
Equity minority interest	**61**	53
Total capital employed	**4,909**	4,804

* Restated for change in accounting policy for deferred tax (see notes 1 and 6).

Group cash flow statement
for the 52 weeks to 30 March 2002

	Note	2002 £m	2001 £m
Net cash inflow from operating activities	9	1,067	922
Returns on investment and servicing of finance			
Interest received		66	55
Interest paid		(114)	(130)
Interest element of finance lease rental payments		(21)	(20)
Net cash outflow from returns on investments and servicing of finance		(69)	(95)
Taxation		(171)	(168)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,070)	(951)
Sale of tangible fixed assets		218	453
Purchase of own shares		–	(18)
Purchase of intangible fixed assets		(3)	(9)
Net cash outflow from capital expenditure and financial investment		(855)	(525)
Acquisitions and disposals			
Investment in joint ventures		(6)	(45)
Investment in Sainsbury's Bank by minority shareholder		–	4
Sale of subsidiary undertakings		3	636
Proceeds from disposal of other fixed asset investments		–	5
Net cash (outflow)/inflow for acquisitions and from disposals		(3)	600
Equity dividends paid to shareholders		(275)	(274)
Net cash (outflow)/inflow before use of liquid resources and financing		(306)	460
Financing			
Issue of ordinary share capital		17	24
Decrease in short-term borrowings		(116)	(497)
Increase/(decrease) in long-term borrowings		434	(36)
Capital element of finance lease payments		(4)	(3)
Net cash inflow/(outflow) from financing		331	(512)
Increase/(decrease) in net cash		25	(52)

	Note	2002 £m	2001 £m
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in net cash	10	25	(52)
Cash (outflow)/inflow from increase/(decrease) in debt and lease financing	10	(314)	536
Movement in finance leases	10	(8)	(28)
Exchange adjustments		–	(51)
Movement in net debt in the year		(297)	405
Net debt at the beginning of the year	10	(859)	(1,264)
Net debt at the end of the year	10	(1,156)	(859)

Notes to the results

1. Accounting policies

This financial statement has been prepared using the same accounting policies as set out in the financial statements for the year ended 31 March 2001, with the exception of the policy on deferred tax. Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted with effect from 1 April 2001. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1 April 2001 the Group's accounting policy was to provide the deferred tax which was likely to be payable or recoverable.

The Group has adopted FRS 18 'Accounting Policies', FRS 19 'Deferred tax' and the transitional provisions of FRS 17 'Retirement benefits' in the financial statements. Details of the changes arising from FRS 19 are given below.

The adoption of FRS 18 did not require any other change in accounting policies. Accounting policies are periodically reviewed to ensure that they continue to be the most appropriate for the Group.

Compliance with FRS 19 results in an additional tax charge of £10 million in the current financial year, which reduces profit after tax from £381 million to £371 million and earnings per share by 0.5 pence.

The prior year comparatives have been restated to comply with FRS 19. The effect is to increase profit after tax by £14 million from £266 million to £280 million and to reduce opening net assets by £160 million to £4,751 million. Earnings per share have been restated from 13.8 pence to 14.5 pence. Underlying earnings per share have been restated from 19.2 pence to 18.8 pence.

The financial year represents the 52 weeks ended Saturday 30 March 2002 (prior year the 52 weeks ended Saturday 31 March 2001).

2. Sales and underlying operating profit - continuing operations

Sales and underlying operating profit of continuing operations (before exceptional operating costs and amortisation of goodwill) were as follows:

	Sales[1]		Operating profit[2]	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Continuing operations				
Sainsbury's Supermarkets	**14,860**	13,894	**515**	470
Sainsbury's Bank	**165**	154	**22**	13
JS Developments	**112**	149	**15**	25
Shaw's Supermarkets (US)	**3,061**	2,743	**137**	115
Profit Sharing			**(10)**	(8)
Total	**18,198**	16,940	**679**	615

[1] Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
[2] Profit before exceptional operating costs and amortisation of goodwill.

3. Analysis of operating profit

	2002			2001		
	Continuing operations £m	**Discontinued operations £m**	**Total £m**	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	**17,154**	**8**	**17,162**	15,954	1,290	17,244
Cost of sales	**(15,867)**	**(10)**	**(15,877)**	(14,862)	(1,175)	(16,037)
Exceptional cost of sales	**(28)**	**–**	**(28)**	(45)	–	(45)
Gross profit	**1,259**	**(2)**	**1,257**	1,047	115	1,162
Administrative expenses	**(598)**	**–**	**(598)**	(469)	(102)	(571)
Exceptional administrative expenses	**(10)**	**–**	**(10)**	(33)	(1)	(34)
Profit sharing	**(10)**	**–**	**(10)**	(8)	–	(8)
Amortisation of goodwill	**(14)**	**–**	**(14)**	(12)	(4)	(16)
Group administration expenses	**(632)**	**–**	**(632)**	(522)	(107)	(629)
Operating profit	**627**	**(2)**	**625**	525	8	533

The exceptional operating costs comprise the following:

	2002 £m	2001 £m
Sainsbury's Supermarkets	**20**	37
Shaw's Supermarkets	**8**	8
Exceptional cost of sales	**28**	45
Sainsbury's Supermarkets	**10**	31
Shaw's Supermarkets	**–**	2
Discontinued operations	**–**	1
Exceptional administrative expenses	**10**	34
Total exceptional operating costs	**38**	79

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to the closure of depots and stores and associated re-organisation costs. The cost of closure of the Taste joint venture of £5 million is also included in Sainsbury's Supermarkets exceptional administrative expenses.

At Shaw's Supermarkets, the exceptional costs relate to the closure of a depot during the year.

4. (Loss)/profit on sale of properties

	2002 £m	2001 £m
Sale and leaseback of UK supermarket freeholds	**–**	51
Disposal of Shaw's supermarket freeholds	**1**	–
Disposal of Homebase properties	**–**	43
Other	**(5)**	(24)
	(4)	70

5. Capitalised interest

	2002 £m	2001 £m
Capitalised interest included in net interest payable	**16**	24

6. Tax on profit on ordinary activities

	2002 £m	2001* £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30 per cent (2001 : 30 per cent)	**151**	162
Over provision in prior periods – UK	**(1)**	(6)
	150	156
Deferred tax	**26**	7
Overseas tax – current	**38**	30
– deferred	**(4)**	(6)
Taxation on exceptional items – current	**(7)**	(13)
– deferred	**(3)**	(17)
Tax on profit on ordinary activities	**200**	157

* Restated for change in accounting policy for deferred tax (see note 1).

The taxation credit on exceptional items comprises a tax credit of £10 million (2001 : £21 million) on the exceptional operating costs and a tax credit of £9 million in 2001 on the divestment of Homebase.

7. Dividends

	2002 pence per share	2001 pence per share	2002 £m	2001 £m
Interim	**4.02**	4.02	**78**	77
Final proposed	**10.82**	10.30	**207**	197
	14.84	14.32	**285**	274

The final dividend will be paid on 26 July 2002 to shareholders on the register at the close of business on 14 June 2002. The shares will become ex-dividend on 12 June 2002.

8 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

	2002 million	2001 million
Weighted average number of shares in issue	**1,907.5**	1,901.5
Weighted average number of dilutive share options	**16.0**	9.9
Total number of shares for calculating diluted earnings per share	**1,923.5**	1,911.4

8. Earnings per share (continued)

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	2002		2001*	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**364**	**19.1**	276	14.5
Exceptional items net of tax:				
Included in operating profit	**28**	**1.5**	64	3.4
Profit on sale of properties, disposal of operations and impairment write down	**4**	**0.2**	2	0.1
Amortisation of goodwill	**14**	**0.7**	16	0.8
Underlying earnings before exceptional items and amortisation of goodwill	**410**	**21.5**	358	18.8
Diluted earnings	**364**	**18.9**	276	14.4
Underlying diluted earnings before exceptional items and amortisation of goodwill	**410**	**21.3**	358	18.7

* Restated for change in accounting policy for deferred tax (see notes 1 and 6)

9. Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m
Operating profit	**625**	533
Depreciation	**358**	409
Amortisation of intangible assets	**18**	17
Loss on sale of equipment, fixtures and vehicles	**3**	2
Decrease/(increase) in stocks	**23**	(36)
Increase in debtors	**(2)**	(147)
Increase in creditors and provisions	**57**	151
Increase in Sainsbury's Bank current assets	**(279)**	(196)
Increase in Sainsbury's Bank creditors	**264**	189
Net cash inflow from operating activities	**1,067**	922

10. Analysis of net debt

	At 1 April 2001 £m	Cash flow £m	Other non-cash movements £m	At 30 March 2002 £m
Current asset investments	12	4	–	**16**
Cash at bank and in hand	475	(105)	–	**370**
Bank overdrafts	(140)	126	–	**(14)**
	347	25	–	**372**
Due within one year:				
Borrowings	(230)	116	(213)	**(327)**
Finance leases	(4)	–	–	**(4)**
Due after one year:				
Borrowings	(796)	(434)	213	**(1,017)**
Finance leases	(176)	4	(8)	**(180)**
	(1,206)	(314)	(8)	**(1,528)**
Total net debt	(859)	(289)	(8)	**(1,156)**

11. Financial statements

The financial information is derived from the full Group Financial Statements for the 52 weeks to 30 March 2002 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group Accounts on which the auditors have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders next month.

Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 387504.

Contacts:	Roger Matthews/Lynda Ashton	Investor relations	+44 (0) 20 7695 7162
	Jan Shawe/Mandy Pursey	Media	+44 (0) 20 7695 6469

To watch Sir Peter Davis, group chief executive be interviewed in depth on the preliminary results go to http://www.j-sainsbury.co.uk . Interviews are available in video, audio and text.